UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K
(Mark One)

☑	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2005
OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from       to
Commission file number 333-111214
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
DELL FINANCIAL SERVICES L.P. 401(k) PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
DELL INC.
ONE DELL WAY
ROUND ROCK, TEXAS 78682

Dell Financial Services L.P. 401(k) Plan
Contents

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits at December 31, 2005 and 2004	2

Statements of Changes in Net Assets Available for Benefits for the year ended December 31, 2005	3

Notes to Financial Statements	4

Supplemental Schedule

Schedule H, line 4i – Schedule of Assets (Held at End of Year) at December 31, 2005	9

Signature	10

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm	12
Consent of Independent Registered Public Accounting Firm

Note:	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Participants and Benefits Administration Committee of the Dell Financial Services L.P. 401(k) Plan:
In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Dell Financial Services L.P. 401(k) Plan (the “Plan”) at December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4i – Schedule of Assets (Held at End of Year) at December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ PricewaterhouseCoopers LLP
Austin, Texas
June 23, 2006

Dell Financial Services L.P. 401(k) Plan
Statements of Net Assets Available for Benefits
December 31, 2005 and 2004

	2005	2004
Assets
Investments
Common stocks	$4,296,059	$6,413,502
Registered investment funds	17,783,132	13,591,555
Value of interest in common/collective trust	1,695,199	1,722,990
Loans receivable from participants	424,950	463,772

Total Investments	24,199,340	22,191,819
Cash and cash equivalents, non-interest bearing	117,994	11,081
Receivables
Due from broker — unsettled trades	11,708	—
Employee contributions	—	68,522
Employer contributions	58,009	21,702

Total Assets	24,387,051	22,293,124
Liabilities
Excess contributions refundable to participants	28,407	—
Due to broker — unsettled trades	113,147	—
Other Payables	1,041

Total Liabilities	142,595	—

Net Assets Available for Benefits	$24,244,456	$22,293,124

The accompanying notes are an integral part of these financial statements.

Dell Financial Services L.P. 401(k) Plan
Statements of Changes in Net Assets Available For Benefits
For the Year Ended December 31, 2005

Contributions
Employee contributions	$2,580,434
Employee rollovers	488,332
Employer contributions	699,618

Total Contributions	3,768,384

Net Investment Income
Interest and dividends	658,936
Interest on loans to participants	28,135
Net depreciation in fair value of investments	(390,945)

Total Net Investment Income	296,126

Deductions
Withdrawals and distributions	(2,104,535)
Administrative expenses	(8,643)

Total Deductions	(2,113,178)

Net Increase	1,951,332
Net Assets Available for Benefits
Beginning of Year	22,293,124

End of Year	$24,244,456

The accompanying notes are an integral part of these financial statements.

Dell Financial Services L.P. 401(k) Plan
Notes to Financial Statements
December 31, 2005 and 2004
1.	Description of Plan

General

Dell Financial Services L.P. (the “Partnership” or “Employer”) is a joint venture of Dell Inc. (“Dell”) and The CIT Group Inc. (“CIT”).

The following brief description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan, which was implemented effective August 1, 1997, is a defined contribution plan covering all U.S. resident employees of the Partnership who are not covered by a collective bargaining agreement. Participation in the Plan is at the election of the employee. As of December 31, 2005 and 2004, there were 910 and 801 active employees participating in the Plan, respectively. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Participant contributions

Contributions are made to the Plan by the Partnership on behalf of each eligible participant based upon the participant’s elected compensation deferral through payroll deductions. The deferrals are funded by the Partnership at the end of each payroll period. Eligible participants may elect to contribute up to 25% of their eligible compensation, in whole percentages, to the Plan up to the statutory limit of $14,000 and $13,000 for 2005 and 2004, respectively, as permitted by the Internal Revenue Code of 1986, as amended (“IRC”). Highly compensated participants, as defined by the IRC, may be subject to more restrictive maximum annual contribution limits if the Plan fails to satisfy certain testing criteria set forth in the IRC. For the 2005 and 2004 plan years, participants age 50 or over may contribute an additional $4,000 and $3,000, respectively, over the base statutory limit in accordance with the Economic Growth and Tax Relief Reconciliation Act of 2001.

The Plan also permits employees to contribute balances from another qualified plan (“rollover contributions”).

Employer contributions

The Partnership has elected to match 50% of each dollar contributed by Participants up to 6% of the Participant’s eligible compensation. The Partnership may also elect to make discretionary contributions. Discretionary contributions are allocated to eligible Participants with at least one year of service, and who were employed on the last day of the Plan year. There were no discretionary contributions made for the year ended December 31, 2005. Partnership contributions are invested in the individual funds according to the current investment allocations of the Participant.

Participant Accounts

Each participant account is credited with the participant’s contributions, allocations of Partnership matching and discretionary contributions and Plan earnings offset by Plan administrative expenses. Each day, the Plan Trustee calculates earnings and allocates gains and losses to each participant’s account. The benefit to which a participant is entitled is limited to the participant’s vested account balance.

Vesting

Participants are immediately vested in their contributions and earnings. Partnership contributions are vested 20% for each year of service and are fully vested after five years of service. Participants earn a year of service if the Participant is credited with at least 1,000 hours of service during the Plan year.

Benefit payments

Participants are entitled to receive a distribution of the vested portion of their account upon reaching age 59 1/2, termination of employment, disability, death or in the event of financial hardship. A Participant may defer benefit payments until reaching

Dell Financial Services L.P. 401(k) Plan
Notes to Financial Statements
December 31, 2005 and 2004
the age of 65, provided his or her account balance is greater than $5,000; otherwise, the Plan has been amended such that there will be no distribution of benefits where the vested account balance is in excess of $1,000 without the consent of the participant. In the event of a distribution less than $1,000 made on or after March 28, 2005, the Plan Administrator shall direct the Trustee to cause the entire vested benefit to be paid to such participant in a single lump sum. Payment of benefits prior to termination of service may be made under certain circumstances as defined by the Plan.

Forfeitures

Forfeitures by participants of unvested Partnership contributions are first used to restore amounts previously forfeited by Participants qualified for such restoration upon re-employment, then used to satisfy Plan administrative expenses and lastly, used to reduce future employer contributions. Unallocated forfeited nonvested accounts were $21,091 and $266,624 at December 31, 2005 and 2004, respectively.

Administration and Plan Expenses

Plan assets are held in trust by The Nationwide Trust Company (the “Plan Trustee”). The Plan’s third party recordkeeper is The 401(k) Company. Substantially all administrative expenses of the Plan, which approximated $82,000 for the year ended December 31, 2005, are paid by the Partnership. Loan origination fees, loan maintenance fees and distribution fees are paid by Participants through deductions from the Participant’s account balance.

Investments

The following table sets forth information specific to each investment option under the Plan at December 31, 2005 and 2004:

Investment Option	Description	Number of Participants
		2005	2004
Dell Inc. Stock	Company Stock	357	407
Tyco International Ltd. Stock	Common Stock	41	47
Davis New York Venture Fund	Large-Cap Value Equity Fund	608	532
Growth Fund of America	Large-Cap Growth Equity Fund	643	555
Franklin Balance Sheet Investment Fund	Small-Cap Value Equity Fund	553	482
Franklin Small Mid-Cap Growth Fund	Small-Cap Growth Equity Fund	472	422
EuroPacific Growth Fund	International Developed Equity Fund	563	479
Bond Fund of America	Domestic Bond Fund	536	459
Franklin Real Estate Securities Fund	Real Estate Equity Fund	533	449
Laudus Rosenburg International Small Cap Fund	International Developed Small Cap Equity Fund	502	—
Putnam International Capital Opps Fund	International Developed and Emerging Small Cap Fund	—	414
Templeton Developing Markets Trust Fund	Emerging Markets Equity Fund	387	306
INVESCAP Stable Value Fund	Common/Collective Trust	440	378
Previously, CIT was a wholly owned subsidiary of Tyco International LTD (“Tyco”). The Plan had previously made available to participants as investment options the common stock of Dell and Tyco. As CIT is no longer a wholly owned subsidiary of Tyco, Tyco common stock is no longer an investment option for participants’ new contributions. Further, in 2005, the Plan discontinued the Putnam International Capital Opps Fund as an investment option for participants and its balance of approximately $871 thousand was transferred to the Laudus Rosenburg International Small Cap Fund.

Dell Financial Services L.P. 401(k) Plan
Notes to Financial Statements
December 31, 2005 and 2004
The INVESCAP Stable Value Fund is a common/collective trust. The Plan holds units in the fund, which are priced at market value.

Participant loans

Participants may take out a maximum loan amount equal to the lesser of (i) $50,000 or (ii) 50% of the available vested portion of their account balance less any current outstanding loan balance (minimum loan amount of $1,000). Each participant’s loan is charged a reasonable rate of interest and a one-time fee of $50. Further there is a monthly maintenance fee ($2) charged for each month the participant has a loan balance. Loan balances must be paid by direct payroll deduction and the repayment period cannot exceed five years. Repayments are reinvested in the individual funds according to the current investment allocations of the Participant. If the Participant is terminated or if the Plan terminates, the loan must be repaid or the outstanding balance will be considered in default and reported as a distribution. At December 31, 2005, loans bore interest at rates ranging between 5.52% and 8.58% and are due at various dates through January 7, 2011.

Plan termination

Although it has not expressed any intent to do so, the Partnership has the right under the Plan to discontinue its contributions at any time and to terminate the Plan. In the event of Plan termination, contributions would cease and participants will become 100% vested in their accounts. The money in the account would be distributed to the participants as soon as administratively feasible.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

2.	Summary of Significant Accounting Policies

Basis of presentation

The financial statements of the Plan are prepared under the accrual method of accounting, in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make certain estimates and assumptions. These assumptions may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investments in common stock, short-term investments, mutual funds, common/collective trusts and other investments. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the near term could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Contributions

Contributions are recorded in the period the Employer makes the payroll deduction or upon approval by the Partnership for discretionary Employer contributions, if any.

Investments and Investment Income

The Plan’s investments are designed to offer the Participants a wide range of investment risks and opportunities. With the exception of the common/collective trust, the Plan’s investments are initially recorded at acquisition cost on a trade-date basis,

Dell Financial Services L.P. 401(k) Plan
Notes to Financial Statements
December 31, 2005 and 2004
which includes brokerage commissions, and are revalued to fair value each business day based upon quoted market prices.

The Plan’s interest in the common collective trust is recorded at fair value as determined periodically by the trustee, based on the current market values of the underlying assets of the fund.

Participant loans receivable are valued at estimated fair value consisting of outstanding principal and any related interest. Participant loans are funded from the participant’s vested account balance.

The Plan presents, in the Statement of Changes in Net Assets Available for Benefits, the net appreciation or depreciation in the fair value of investments which consists of realized gains and losses and the unrealized appreciation or depreciation on those investments.

Interest is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Purchases and sales are recorded on a trade date basis.

Distributions

Plan distributions are recorded when paid.

3.	Investments

The following table presents investments that represent 5% or more of the Plan’s net assets at December 31, 2005 and 2004:

	2005	2004
Common Stock
Dell Inc.	$4,262,783	$6,369,756
Total common stock, individually less than 5%	33,276	43,746

Total Common Stock	4,296,059	6,413,502
Registered Investment Funds
Davis New York Venture Fund	3,504,649	2,682,591
Growth Fund of America	3,131,594	2,352,157
Franklin Balance Sheet Investment Fund	2,357,946	1,946,465
Franklin Small Mid Cap Growth Fund	1,707,032	1,441,271
EuroPacific Growth Fund	2,103,979	1,400,810
Bond Fund of America	1,637,402	1,370,742
Franklin Real Estate Securities Fund	1,278,566	1,049,015
All other registered investment funds, individually less than 5%	2,061,964	1,348,504

Total Registered Investment Funds	17,783,132	13,591,555
Common/Collective Trust
INVESCAP Stable Value Fund	1,695,199	1,722,990
Loans Receivable, individually all less than 5%	424,950	463,772

	$24,199,340	$22,191,819

At December 31, 2005 and 2004, the Plan owns approximately 142 thousand and 151 thousand shares of Dell Inc. common stock, respectively. This represents approximately 18% and 29% of the Plan’s investments as of December 31, 2005 and 2004, respectively. The underlying value of net assets invested in Dell Inc. common stock is entirely dependent upon the performance of Dell Inc. and the market’s evaluation of such performance. It is at least reasonably possible that changes in the fair value of Dell Inc. common stock in the near term could materially affect participants’ account balances and the amounts

Dell Financial Services L.P. 401(k) Plan
Notes to Financial Statements
December 31, 2005 and 2004
reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

During 2005 and 2004, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated/(depreciated) in fair value as follows:

Net Appreciation/(Depreciation) in Fair Value of Investments	2005
Common Stocks	$(1,769,247)
Registered Investment Funds	1,378,302

Total	$(390,945)

4.	Tax Status

The Partnership received a determination letter dated May 2, 2002, from the Internal Revenue Service informing the Partnership that the Plan and related trust are designed in compliance with section 401(a) of the IRC. The plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the plan is currently designed and being operated in compliance with the applicable requirements of the IRC. The Partnership believes that the related trust is exempt from federal income tax under section 501(a) of the IRC. Therefore, the financial statements contain no provision for income taxes.

5.	Related Parties

The Plan is authorized under contract provisions and by ERISA regulations to invest in Dell’s securities. During the year ended December 31, 2005, the Plan purchased approximately 21 thousand shares of Dell stock for $783 thousand and sold approximately 30 thousand shares of the Dell stock for $1.1 million.

Dell Financial Services L.P. 401(k) Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2005

	Identity of Issue	Description	Cost**	Current Value
*	Dell Inc. Stock	Common Stock		$4,262,783
	Tyco International Ltd. Stock	Common Stock		33,276
	Davis New York Venture Fund	Registered Investment Fund		3,504,649
	Growth Fund of America	Registered Investment Fund		3,131,594
	Franklin Balance Sheet Investment Fund	Registered Investment Fund		2,357,946
	Franklin Small Mid Cap Growth Fund	Registered Investment Fund		1,707,032
	EuroPacific Growth Fund	Registered Investment Fund		2,103,979
	Bond Fund of America	Registered Investment Fund		1,637,402
	Franklin Real Estate Securities Fund	Registered Investment Fund		1,278,566
	Laudus Rosenberg International Small Cap Fund	Registered Investment Fund		1,099,455
	Templeton Developing Markets Trust	Registered Investment Fund		962,509
	INVESCAP Stable Value Fund	Common/Collective Trust		1,695,199
*	Participant loans	Loans bearing interest rates ranging from 5.52% to 8.58% due at various dates through January 7, 2011		424,950

	Total:			$24,199,340

*	Party-in-Interest

**	Cost information is not required for participant directed investments

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DELL FINANCIAL SERVICES L.P. 401(K) PLAN

	By:	Benefits Administration Committee of the Dell Financial Services L.P. 401(k) Plan

Date: June 27, 2006	By:	/s/ Gavan Goss

Gavan Goss
On Behalf of the Benefits Administration Committee

INDEX TO EXHIBITS

Exhibit
Number	Description

23.1	Consent of Independent Registered Public Accounting Firm